EXHIBIT 21.1

Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Star Circuits, Inc.	South Dakota
MSC Technologies, Inc.	South Dakota
Daktronics Media Holdings, Inc.	South Dakota
Daktronics Canada, Inc.	Canada
Daktronics, GmbH	Germany
Daktronics UK, Ltd	Great Britain
Daktronics Hong Kong Ltd	Hong Kong
Daktronics Shanghai Ltd	Peoples Republic of China
Daktronics France SARL	France
Daktronics Beijing Ltd	Peoples Republic of China
Daktronics Hoist, Inc.	New York
Daktronics Australia PTY LTD	Australia
Daktronics FZE	United Arab of Emirates
Daktronics Installation, Inc.	South Dakota
Daktronics Japan, Inc.	Japan